February 22, 2011

Mr. Gary Tanner
Austin, Texas

Dear Gary,

The Board of Directors of Zarlink Semiconductor Inc, is pleased to offer you employment as the President and Chief Executive Officer of Zarlink Semiconductor Inc.. (“Zarlink” or “Company”), with the following terms and conditions.

Zarlink is an “at will” employer and your employment with Zarlink is an at-will relationship, subject to any payments or other consideration due to you in the event of your termination without Cause.  This means that either Zarlink or you may terminate the employment relationship at any time for any reason, with or without Cause or advance notice.  You acknowledge and agree that this agreement does not create an express or implied contract for a term of employment and that no specific duration of employment is guaranteed.

Zarlink, at its own cost, will apply for the issuance of a valid employment authorization from the Canadian immigration authorities, entitling you to work in Canada in this capacity.

This offer, once accepted by you, will constitute an employment agreement between Zarlink and you.

1	Work Responsibilities

You will be employed full-time in the position of President and CEO, reporting to the Board of Directors and will be based in the Company’s Austin, Texas offices.  Nothing herein is intended to alter your status as a U.S. resident for tax purposes.

Subject to being terminated pursuant to Section 14 hereof, the term of your employment shall be indefinite with effect from May 24th, 2011, assuming the issuance of a Canadian  employment authorization.  You shall be entitled to sit as a member of the Company’s Board of Directors until the Company’s next Annual General Meeting (“AGM”), and thereafter the Company will include your name in the annual slate of director nominees for shareholder approval at the Company’s AGM.  The Company will put forward your nomination for consideration and approval to the Board at the next Board of Directors meeting.  Notwithstanding anything contained in this agreement, you will cease to be a director of the Board of Zarlink and officer of any of Zarlink’s subsidiaries immediately upon the termination of your employment for any reason.

In your position as President, CEO and a director of the Board you will devote your best efforts, and your full working time, skill and attention, to carrying out your duties and to promoting the interests of the Company. You will be expected to perform all services and duties customarily associated with your position, together with such additional duties and responsibilities as assigned from time to time. A copy of the Key Authorities and Responsibilities for the President and Chief Executive Officer is attached.

You agree not to be employed or engaged in any other capacity (including as a director) in promoting, undertaking or carrying on any other business apart from Zarlink, without prior written authorization of the Chairman of the Board, which consent will not be unreasonably withheld.  This does not preclude you from any passive or personal investments that you may wish to hold, unless with a competitor of the Company, in which case you will advise the Board prior to making such investments, unless the investments are made through an independently managed fund or your ownership represents less than 0.1% of a corporation’s publicly traded shares.

2	Salary and Incentives

Your annual base salary as President and CEO will be $450,000.00.

In addition, you will be eligible to earn an annual ZBP bonus, conditional upon the successful achievement by you of specific objectives set by the Board in each fiscal year and the achievement of the Company of stated ZBP corporate targets.  Your incentive at target will be 75% of your base salary and exceptional performance will be 100% of  base salary.

Incentive objectives for each fiscal year will be reviewed with you and finalized by the Board and communicated to you no later than sixty (60) days after the commencement of our fiscal year.

By the end of May each year (the “incentive assessment date”), Zarlink assesses the achievement of employee’s performance against the previous year’s objectives, and calculates any earned incentive amounts.  Any incentives earned will be paid out to you on the first pay date following approval by the Board of Directors.  Please note that if you are not employed by Zarlink on the incentive assessment date, any incentive payment for the fiscal year in which you depart will be at the Board’s sole discretion.

3	Stock Options

The Board has approved a grant of 850,000 options, pursuant to Zarlink’s 1991 Stock Option Plan (a copy of which is enclosed).  The option grant will provide for staggered equal vesting over a period of four (4) years commencing one year from the date of grant.

The options will be granted and priced in accordance with the pricing formula under the Option Plan, after the May, 2011 Board meeting.  Your specific rights and entitlements relating to the options, including any rights arising upon the cessation of your employment, will be governed by the terms of the Plan.

The parties acknowledge and agree that the foregoing grant of 850,000 options is intended to satisfy the Company’s obligation to grant equity incentive awards to you for the initial two (2) years following your appointment as the President and Chief Executive Officer of the Company (if employment continues through such period) and the parties do not anticipate that additional stock options will be granted to you during such period.  The amount, timing, and other terms of any future stock option awards to you shall be determined by  the Board (or the Compensation Committee) in its sole discretion.

You will continue to be included among the executives whose stock options will be subject to accelerated vesting in the event of a Change in Control, as defined and in accordance with the enclosed Board Resolution dated October 28, 2008.

4	Health, Dental and Related Benefits

ZARLINK maintains a comprehensive group employee benefits plan, made available to our United States employees. Enclosed you will find a benefits brochure which describes the available benefits. Your eligibility for coverage and for benefits will be determined in accordance with the specific terms and conditions of the Plan.

5	Company Car

You are eligible to participate in the Zarlink U.S. Executive Fleet Vehicle Program in accordance with its terms and conditions.  Your annual eligible allowance is eleven thousand dollars ($11,000.00).

6	Housing Expenses

You acknowledge that the Company’s principal executive office is currently located in Ottawa, Ontario, Canada.  Your principal place of employment will be the Company’s principal executive office.  You agree to be regularly present at the Company’s principal executive office, subject to travel in the course of performing your duties for the Company.   The Company will provide you with assistance, consisting of:

i.
Reimbursement of reasonable costs of moving normal household goods and reimbursement of reasonable legal fees associated with the leasing of accommodation in the location of the Company’s principal executive office;

ii.
Two months’ temporary accommodation in the location of the Company’s principal executive office with an additional thirty (30) days available to you upon the consent of the Company, which shall not be unreasonably withheld; and

iii.	A one-time lump sum payment of $5,000.00 for general relocation assistance.

7	Pension

You will be entitled to participate in the Zarlink U.S. employee 401K Plan.  Zarlink will provide an annual company match payment in accordance with the terms of the Plan.  The Company reserves the right to terminate or amend the Plan from time to time.

8	Vacation

Zarlink will provide you four (4) weeks paid vacation leave per fiscal year, accrued in equal bi-weekly installments.  In accordance with Zarlink’s U.S. Vacation Policy, vacation accrual will cease at anytime during the year that your accrual reaches 160 hours.  The accrual will re-start once that comes back down below 160 hours.  In addition Zarlink will provide paid U.S. statutory holidays in accordance with company policy from time to time and any other leave you are legally entitled to receive, all in accordance with U.S. employment standards legislation and Zarlink’s policies.

9	Tax Preparation

Zarlink will reimburse you for expenses you incur in connection with tax planning advice and preparation of annual individual tax return(s) (in Canada and/or the United States, as applicable), up to a maximum of $5,000.00 per year.

10	Confidentiality of Information and Ownership of Proprietary Property

The Company (which term includes its subsidiaries for purposes of this Section 10 and Section 14) agrees to and will impart to you and provide you with access to its Confidential Information. “Confidential Information” means all confidential and/or proprietary information and compilations of information of any kind, type or nature (tangible and intangible, written or oral, and including information contained, stored, or transmitted through any electronic medium), whether owned by the Company or licensed from third parties, which, at any time during your employment, is devised, developed, designed or discovered or otherwise acquired or learned by you to the extent it relates to the Company, including without limitation, products and services, including without limitation, plans, procedures, formulae, processes, pricing, and costs; customers, including without limitation, lists, contact information, pricing, preferences, and other non-public information concerning customers; sources of supply and vendors; good-will; marketing plans, strategies, and budget; management and employees, including without limitation, compensation, personal data, contact information, and other non-public information concerning employees; technology, technical data, research, manuals, drawings, designs, and documentation; financial condition, including without limitation, product or service fees, sales information, volume, pricing, costs, properties, assets, analysis, and reports and the information contained therein; accounting and business methods and plans; business development, including without limitation, plans, prospects, strategies, fees, costs, pricing, and new ideas and developments; inventions made, developed or conceived by the Company and/or its subsidiaries and affiliates; trade secrets; and computer software, specifications, source code, and executable code.

You acknowledge and agree that the Confidential Information is valuable and is a unique asset that provides the Company an advantage over competitors; is developed or acquired by the Company at considerable time and expense, and is proprietary to the Company and is intended to be used solely for the benefit of the Company.  You acknowledge and agree that, but for your agreement to the terms and conditions of this agreement, the Company would not impart or provide access to such Confidential Information.

In addition, your signed Intellectual Property Rights & Non-Solicitation Agreement as well as your acknowledgement of the Zarlink Supplementary Code of Ethics and Business Conductfor Designated Executives remains in force.  Please note the ongoing nature of the obligations set out in these Agreements. The terms of these Agreements form part of the terms and conditions of this employment agreement.

11	Notification of Materials or Documents from Other Employers

You warrant that you will not bring to Zarlink or use in the performance of your responsibilities at Zarlink any information, trade secrets, materials or documents of a former employer or its suppliers that are not generally available to the public.

12	Notification of Other Post-Employment Obligations

As part of your employment with Zarlink, you are not to breach or otherwise contravene any obligation that you have to former employers and you agree to honor all such obligations to former employers during your employment with Zarlink.  You warrant that you are not subject to any employment agreement, restrictive covenant or policy preventing full performance of your duties under this agreement.

13	Director, CEO and Executive Stock Ownership

As an executive of Zarlink reporting directly to the Board of Directors, you will be required to establish and hold specified stock ownership levels in the Company within defined periods of time in accordance with the terms and conditions as set out in the Directors, CEO and Executive Stock Ownership Policy details of which are attached to this letter.

14	Cessation of Employment

a.	Definitions

For the purposes of this employment agreement, the following definitions apply:

“Cause” means (i) your commission of any act of dishonesty, fraud, misrepresentation, misappropriation, embezzlement or the like, which was intended to result in substantial gain or personal enrichment for you at the expense of the Company; (ii) your unauthorized use or intentional disclosure of any Confidential Information or trade secrets of the Company (not including inadvertent or non-injurious disclosures), including your breach of that certain Intellectual Property Rights & Non-Solicitation Agreement entered into in connection herewith; (iii) any willful or intentional violation by you of a law or regulation applicable to the Company’s business, which violation, in the reasonable discretion of the Board, is or is reasonably likely to be injurious to the Company; (iv) your commission of (a) a criminal offense whether or not involving the Company or (b) any other crime which involves moral turpitude or which would seriously damage the reputation of the Company; (v) gross negligence or willful misconduct in the performance of your duties after written notice from the Company identifying the misconduct, and if reasonably capable of being cured, your failure to cure the misconduct within a reasonable cure period of not less than thirty (30) days; or (vi) your willful or intentional violation of a then applicable material Company policy or procedure that is injurious to the Company; or (vii) your willful failure or refusal to perform your duties as required by this employment agreement; or (viii) your failure to act honestly, in good faith, and in the best interests of the Company, or (ix) any other conduct that would constitute cause for dismissal at common law.

“Incapacity” means any permanent physical or mental incapacity, disability or condition which prevents you from performing the essential duties of your position, even with reasonable accommodation that does not impose an undue hardship on the Company, for a period of not less than ninety (90) consecutive days and with no reasonable prospect of recovery, as determined in good faith by Zarlink on the basis of medical evidence satisfactory to the Board.

“Termination Date” means:

(i)
  if Zarlink terminates your employment, the date designated by the  Company as the last day of your employment (without reference to any applicable notice period to which you may be entitled, whether under statute, common law, contract, or otherwise);

(ii)
if by the expiry of the Period of Employment you have not entered  into an employment agreement with Zarlink on mutually agreeable terms in regards to your employment by the Company after the expiry of the Period of Employment;

(iii)	if you resign your employment with Zarlink, the date which is the end of the three (3) month notice period or such shorter notice period as the parties agree;

(iv)	if you die, the date of death;

(v)	in the event of Incapacity, the date designated by Zarlink as the last day of your employment after determination that such Incapacity exists.

b.	Notice of Resignation

You may resign at any time, for any reason, upon giving a minimum of three (3)  month advance written notice or such shorter notice period as the parties agree. Zarlink reserves the right to accelerate the Termination Date in the event of your resignation.

c.	Entitlements upon Resignation, Termination for Cause

If you resign or your employment is terminated for Cause, then you will be entitled to receive any compensation, benefits and perquisites which have accrued up to the Termination Date. Your rights respecting any options, which have been granted to you, will be determined in accordance with the terms of the Zarlink 1991 Stock Option Plan, as it may be amended from time to time. Your rights respecting any Medium-Term Cash Incentive (MTCIP) units, which have been granted to you, will be determined in accordance with the terms of the Zarlink Semiconductor Inc. Medium-Term Cash Incentive Plan for Executive Officers and Key Employees, as it may be amended from time to time.

d.	Entitlements upon Death, Incapacity

If you die, or if it is determined that you suffer an Incapacity, then you (or your estate, in the event of your death) will be entitled to receive any compensation, benefits and perquisites which have accrued up to the Termination Date. Your rights respecting any options, which have been granted to you, will be determined in accordance with the terms of the Zarlink 1991 Stock Option Plan, as it may be amended from time to time. Your rights respecting any Medium-Term Cash Incentive (MTCIP) units, which have been granted to you, will be determined in accordance with the terms of the Zarlink Semiconductor Inc. Medium-Term Cash Incentive Plan for Executive Officers and Key Employees, as it may be amended from time to time

e.	Entitlements upon Termination without Cause

If your employment is terminated by the Company without Cause you will be provided with the following termination package (which is inclusive of any statutory entitlements you may have under applicable employment standards legislation, and will be provided net of required deductions):

(i)	You will be paid for all time worked and your accrued vacation balance through the Termination Date. This payment will be made within thirty (30) days following the Termination Date.

(ii)
You will paid an amount equal to twelve (12) months of your then current annual base salary net of required tax and other withholdings. This payment will be made within thirty (30) days following the Termination Date.

(iii)
You will be paid in a lump sum an amount in lieu of bonus equal to one times your average earned annual bonus over the previous three (3) years. Note that any special project bonus arrangements will be excluded from this calculation.  This payment will be made within thirty (30) days following the Termination Date.

(iv)
You will be paid a gross amount in cash, less statutory deductions, sufficient to pay for twelve (12) months in insurance premiums, such as COBRA premiums, in order to obtain, if you are eligible, life, health and dental insurance coverage at the same or similar premium basis and level that was available to you at the time of your termination.  You will need to contact our insurance carrier (currently Unum) for conversion or portability of your life insurance policy.

(v)
You will have six (6) months following the Termination Date (or until the natural expiry date of your stock options, whichever is earlier), to exercise any stock options which have been granted to you under the Zarlink 1991 Stock Option Plan, as it may be amended from time to time, and which have vested as of the last day of that ninety (90) day period.  In all other respects, your rights respecting any options, which have been granted to you, will be determined in accordance with the terms of the Zarlink 1991 Stock Option Plan, as it may be amended from time to time.

(vi)
Your rights respecting any Medium-Term Cash Incentive (MTCIP) units, which have been granted to you, will be determined in accordance with the terms of the Zarlink Semiconductor Inc. Medium-Term Cash Incentive Plan for Executive Officers and Key Employees, as it may be amended from time to time.

(vii)	All other perquisites, if any, will cease thirty (30) days following the Termination Date.

(viii)
The Company’s obligation to continue to pay these amounts is contingent upon your execution and delivery within twenty-two (22) days after termination, of a release, in a form reasonably satisfactory to the Company of any and all liability relating to employment claims as an employee of the Company (other than the payments and benefits still owed to you under this Agreement), and that the release shall not have been rescinded and remains in effect.

f.	Resignation of Office

If your employment ends for any reason, you shall be deemed to have resigned effective upon the Termination Date from all offices and directorships held with Zarlink and with any subsidiary or affiliated company without the giving of any notice or taking of any other action.

15	Clawback

Where there is a restatement of the financial results of the Company, awards or payments made under any incentive compensation plan including the Option Plan may be reviewed by the Board for possible repayment or adjustment of future payments which may affect you.  In addition, if your misconduct or negligence resulted in or contributed to a restatement of financial results, you will be required to repay the Company the amount by which your incentive compensation payment exceeded the amount you would otherwise have received based upon the restated financial results.  At the discretion of the Board, your unpaid incentive compensation payments may be recalculated, and you may forfeit some or all of your unpaid incentive compensation awards, to reflect restated financial results.

16	Currency

All payments under this agreement shall be in United States Dollars and shall be subject to applicable authorized withholdings and deductions.

17	Non-Competition and Non-Solicitation Obligations

You acknowledge and agree that your training, work and experience with the Company will enhance your value to competitors, and that the nature of the Confidential Information will make it difficult, if not impossible for you to work in any business that competes directly with the principal business of the Company without disclosing or utilizing the Confidential Information to which you have access during the course of your employment.  You further acknowledge and agree that the Company’s agreement to impart to and to provide you with access to its Confidential Information is ancillary to and contingent upon your agreement that you will not, for a period of twelve (12) months immediately following the Termination Date:

a.
 manage, operate, join, control, lend money or render financial assistance to, or participate (as an employee or consultant, executive, director or significant investor (greater than twenty percent (20%)) in any business operating anywhere in the world that at the time of the termination of your employment competes directly with the core businesses of Zarlink (or its successors) or Zarlink’s actual or demonstrably anticipated product research and development;

b.	directly or indirectly solicit any of Zarlink’s customers at the time of the termination of your employment for business in direct competition with Zarlink (or its successors); and,

c.
solicit, entice, approach or induce any of Zarlink’s employees or consultants to leave their employment or to end their consultancy arrangements with Zarlink (or its successors) or to join another business or organization.

You represent that you (i) are familiar with and have carefully considered the foregoing covenants set forth in this Section 14 (together, the “Restrictive Covenants”), (ii) are fully aware of your obligations hereunder, (iii) agree to the reasonableness of the length of time, scope and geographic coverage, as applicable, of the Restrictive Covenants, (iv) agree that the Company and its subsidiaries currently conduct business world-wide, and (v) agree that the Restrictive Covenants are necessary to protect the Company’s  and its subsidiaries’ respective confidential and proprietary information, good will, stable workforce, and customer relations.  You understand that the Restrictive Covenants may limit your ability to earn a livelihood in a business similar to the business of the Company and its subsidiaries, but you nevertheless believe that you have received and will receive sufficient consideration and other benefits as an employee of the Company and as otherwise provided hereunder or as described in the recitals hereto to clearly justify such restrictions which, in any event (given your education, skills and ability), you do not believe would prevent you from otherwise earning a living.  You agree that the Restrictive Covenants do not confer a benefit upon the Company disproportionate to your detriment.

18	Withholding Tax

Notwithstanding anything else herein to the contrary, the Company may withhold (or cause there to be withheld, as the case may be) from any amounts otherwise due or payable under or pursuant to this offer such federal, provincial, state, and local income, employment, or other taxes as may be required to be withheld pursuant to any applicable law or regulation.

19	Notices

All notices, requests, and other communications hereunder must be in writing and will be deemed to have been duly given only if (i) delivered personally to a person authorized to accept, (ii) delivered by facsimile transmission with transmission confirmation, (iii) mailed (by Canadian or United States certified or registered mail, return receipt requested), or (iv) delivered by overnight courier at the following addresses and facsimile numbers:

                        To the Company:

Zarlink Semiconductor Inc.
400 March Road
Ottawa, Ontario, Canada K2K 3H4
Facsimile: 613 270-7014
Attn: Eileen Speirs

To the Employee:

Gary Tanner
Austin, Texas
USA

All such notices, requests, and other written communications will (i) if delivered personally or by overnight carrier to the address as provided herein, be deemed given upon delivery and (ii) if delivered by facsimile transmission or by Canadian or United States mail in the manner and to the address as provided herein, be deemed given three (3) days after the date of the facsimile transmission verification or after deposit in the Canadian or United States mail.  Any party from time to time may change its address, facsimile number, or other information for the purpose of notices to that party by giving written notice specifying such change to the other parties hereto.

20	Choice of Law and Jurisdiction

This employment agreement will be governed by and construed in accordance with the laws of the Province of Ontario, Canada, without regard to the principles of conflicts of law, and will in all respects be treated as an Ontario contract.  In the event of a dispute, you agree that any legal proceedings must be brought in the state or federal courts in the City of Ottawa, in the Province of Ontario, and you hereby submit to personal jurisdiction in such courts in connection with any such dispute.

21	Whole Agreement

By accepting this offer of employment, you are agreeing that the terms and conditions set out in this offer (including the terms and conditions of any documents enclosed) represent the entire agreement relating to your employment with the Company; that any and all previous agreements or representations, written or oral, are hereby terminated and cancelled; and that you hereby release Zarlink from any and all claims whatsoever under or in respect of any such previous agreements or representations. If any provision of this agreement is held to be unenforceable in whole or in part, the remaining provisions shall remain in full force and effect, and such unenforceable provision shall be deemed to be automatically amended and replaced by a legal, valid and enforceable provision which accomplishes as far as possible the purposes and intent of such original provision.

22	Miscellaneous

This employment agreement may not be amended, modified or changed (in whole or in part), except by a formal, definitive written agreement expressly referring to this employment agreement, which agreement is executed by both of the parties hereto.  Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this employment agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence.

We trust that you will find this offer of employment responsive to your needs. To signify your acceptance, please sign below, and return one complete signed original of this offer and of the enclosed agreement to the attention of Renato Pontello, no later than the close of business, February 22nd,  2011.

All of us at Zarlink look forward to working with you.

Zarlink Semiconductor Inc.

Per: /s/ Adam Chowaniec
Adam Chowaniec
Chairman, Board of Directors

Acknowledgement and Acceptance

I, Gary Tanner, have read and reviewed, in their entirety, this offer of employment dated February 22nd, 2011 and the documents enclosed.   I have had an opportunity to ensure that I clearly understand the terms and conditions of my employment with Zarlink, and I have had the opportunity to confer with an independent legal advisor if I so wished, in advance of accepting this offer of employment.  I acknowledge that both parties have cooperated in the drafting, negotiation and preparation of this offer of employment.  Hence, in any construction to be made of this offer, the same shall not be construed against either party on the basis of that party being the drafter of such language.  I hereby represent and confirm to Zarlink that I am not under any contractual or other legal obligation, which prevents me from accepting this offer of employment or from abiding by the terms and conditions of my employment with Zarlink.  I hereby expressly accept this conditional offer of employment, and agree to the terms and conditions as set out.

DATED AT  Ottawa, Ontario, Canada this  22nd day of February, 2011.

/s/Gary Tanner

Gary Tanner